Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

July 3, 2008

Item 3.	News Release

The Issuer disseminated a press release dated July 9, 2008 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced that it has terminated its Investor Relations Contract with Ascenta Capital Partners Inc. (“Ascenta”), effective August 3, 2008.

Item 5.	Full Description of Material Change

The Issuer and Ascenta entered into an Investor Relations Contract (the “IR Agreement”) dated effective March 28, 2007. The terms of the IR Agreement provided that either party may terminate the IR Agreement upon providing 30 days written notice to the other party. The Issuer provided written notice of termination of the IR Agreement to Ascenta on July 3, 2008, terminating the IR Agreement effective August 3, 2008. The Issuer will conduct all investor relations activities in-house.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

July 17, 2008

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
www.westernwindenergy.com

N E W  R E L E A S E

July 9, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 30,163,201

WESTERN WIND ENERGY TERMINATES INVESTOR RELATIONS CONTRACT WITH ASCENTA CAPITAL PARTNERS INC.

Vancouver, BC, July 9, 2008ç Western Wind Energy Corp. (“Western Wind”) (TSX-V: WND) wishes to announce that on Thursday, July 3rd, 2008, Western Wind gave its investor relations firm, Ascenta Capital Partners Inc., 30-days written termination notice, effective August 3, 2008.

Investor relations will now be done in-house at Western Wind’s offices. For all inquiries, please call (604) 685-9463.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.